[redacted]

SECURI 09041369 SION

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SEC Mail Processing Section
MAR 02 2009
Washington, DC
110

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

cm

SEC FILE NUMBER
8- 53720

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: E-Brokerage, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

29 Broadway
(No. and Street)

New York (City) NY (State) 10006 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Keith Newfield (212) 509-3309
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Raich Ende Malter & Co. LLP
(Name – *if individual, state last, first, middle name*)

1375 Broadway, 15th Floor (Address) New York (City) NY (State) 10018 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

4/3/09

OATH OR AFFIRMATION

I, Keith Newfield, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of E-Brokerage, LLC, as of December 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

[signature]
Signature

Principal
Title

[signature]
Notary Public

SUZANNE S. CARROLL
Notary Public - State of New York
No. 01CA6089861
Qualified in Kings County
Commission expires August 28, 2011

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

E-BROKERAGE, LLC

Financial Statements

December 31, 2008

E-BROKERAGE, LLC

Table of Contents
December 31, 2008

PAGE

INDEPENDENT AUDITORS' REPORT 1

FINANCIAL STATEMENTS

Statement of Financial Condition 2
Statement of Operations 3
Statement of Changes in Member's Equity 4
Statement of Cash Flows 5

NOTES TO FINANCIAL STATEMENTS 6-7

SUPPLEMENTARY INFORMATION

Schedule I - Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission 8
Schedule II - Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission 9
Schedule III – Reconciliation Under Rule 17a-5(d)(4) of the Securities and Exchange Commission 10

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17A-5 11-12

RAICH ENDE MALTER & CO. LLP
CERTIFIED PUBLIC ACCOUNTANTS

1375 Broadway
New York, New York 10018
212.944.4433
212.944.5404 (fax)
cpa@rem-co.com

90 Merrick Avenue
East Meadow, New York 11554
516.228.9000
516.228.9122 (fax)

330 Fifth Avenue
Suite 1300
New York, New York 10001
212.686.2224
212.481.3274 (fax)

INDEPENDENT AUDITORS' REPORT

To the Member
E-Brokerage, LLC

We have audited the accompanying statement of financial condition of E-Brokerage, LLC as of December 31, 2008, and the related statements of operations, changes in member's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of E-Brokerage, LLC as of December 31, 2008 and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplementary information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Raich Ende Malter & Co LLP

RAICH ENDE MALTER & CO. LLP
New York, New York
February 26, 2009

E-BROKERAGE, LLC

Statement of Financial Condition
December 31, 2008

ASSETS		
Cash	$	65,616
Receivable from clearing broker		53,779
Other assets		335
	$	119,730
LIABILITIES AND MEMBER'S EQUITY		
Liabilities		
Accounts payable and accrued expenses	$	2,000
Payable to clearing broker		2,000
		4,000
Member's Equity		115,730
	$	119,730

See notes to financial statements.

E-BROKERAGE, LLC

Statement of Operations
For the Year Ended December 31, 2008

Revenues	
Interest and dividends	$ 1,683
Expenses	
Clearing and brokerage charges	20,891
Regulatory fees and expenses	3,420
Occupancy cost - rent	9,000
Insurance	802
Professional fees	12,151
Communications	5,470
Other	7,886
	59,620
Net Loss	$ (57,937)

See notes to financial statements.

E-BROKERAGE, LLC

Statement of Changes in Member's Equity
For the Year Ended December 31, 2008

Member's Equity - January 1, 2008	$ 166,587
Member's Contributions	25,000
Member's Distributions	(17,920)
Net Loss	(57,937)
Member's Equity - December 31, 2008	$ 115,730

See notes to financial statements.

E-BROKERAGE, LLC

Statement of Cash Flows
For the Year Ended December 31, 2008

Cash Flows from Operating Activities	
Net loss	$ (57,937)
Adjustments to reconcile net loss to net cash used in operating activities:	
Changes in operating assets and liabilities:	
(Increase) decrease in:	
Receivable from clearing broker	17,828
Increase (decrease) in:	
Payable to clearing broker	2,000
Accounts payable and accrued expenses	500
	(37,609)
Cash Flows from Financing Activities	
Member's contribution	25,000
Member's distribution	(17,920)
	7,080
Decrease in Cash	(30,529)
Cash - beginning of year	96,145
Cash - end of year	$ 65,616

See notes to financial statements.

1 - Organization and Business

E-Brokerage LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA").

The Company is currently evaluating its principal business activities which may include executing securities transactions on behalf of customers as an introducing broker, principal trading securities for the firm's own account and investment banking. The Company has entered into a Clearing Agreement with another broker/dealer (the "Clearing Broker") which provides for all securities transactions to be cleared through the Clearing Broker on a fully disclosed basis and, therefore, the Company remains exempt from SEC Rule 15c3-3.

The Company was organized in October 2001 under the laws of the State of New York. The Company is a single member limited liability company and maintains an office in New York City, New York.

2 - Summary of Significant Accounting Policies

a. ***Cash Equivalents*** - For purposes of the Statement of Cash Flows, the Company considers all short-term debt securities purchased with a maturity of three months or less, as well as money market mutual funds, to be cash equivalents.

b. ***Securities Transactions*** - Securities transactions and the related revenue and expenses are recorded on the trade date, as if they had settled. Marketable securities are valued at market value and securities not readily marketable are valued at fair value as determined by management.

c. ***Revenue Recognition*** - Commissions on trades executed on behalf of customers related to securities traded on exchanges registered with the SEC are recorded on a trade date basis as required by accounting principles generally accepted in the United States of America. Commissions earned from other trading activities are recorded as transactions and are closed between buyers and sellers.

d. ***Income Taxes*** - The Company is a single member limited liability company, and as such, is not subject to any income taxes as all taxable income and losses and relevant deductions flow through to the member individually.

   The Company has elected to defer the application of FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes (FIN 48), an interpretation of FASB Statement No. 109, Accounting for Income Taxes (FASB 109), as permitted by FASB Staff Position FIN 48-3 (FSP FIN 48-3). FIN 48 is effective for the Company's annual financial statements for the fiscal period beginning January 1, 2009. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in a company's financial statements in accordance with FASB 109.

Although the Company is considered a pass-though entity for federal and New York State income tax purposes, FIN 48 is applicable. The Financial Accounting Standards Board has deferred guidance on the application of the provisions of FIN 48 as they relate to pass – through entities. However, certain taxing jurisdictions do not recognize the Company's income tax status as a pass-through entity. The Company's accounting policy for evaluating uncertain tax positions taken or expected to be taken in income tax return filings, should they arise, is based on its assessment of tax positions that have uncertainty as to the probability of being sustained upon examination by those jurisdictions. Therefore, the Company may be subject to income tax liability-related exposures and the anticipated more likely than not settlement of those exposures, which may result in potential future tax liabilities.

e. ***Use of Estimates*** - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions. The estimates and assumptions affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3 - Receivables and Payables to Clearing Brokers

At December 31, 2008, the amounts receivable from and payable to the Clearing Broker consist of the following:

	Receivable	*Payable*
Cash held in accounts at clearing broker	$ 53,779	$ -
Payable to clearing broker	-	2,000
	$ 53,779	$ 2,000

4 - Commitments and Contingencies

The Company leases office space located in New York, New York on a month-to-month basis. Rent expense for the year ended December 31, 2008 was $9,000.

The Company maintains cash balances at financial institutions. Cash in banks are insured up to $250,000 per institution by the Federal Deposit Insurance Corporation through December 31, 2009.

As of December 31, 2008, approximately 45% of the Company's assets are receivable from its Clearing Broker. The Company does not expect to incur any losses regarding this concentration.

5 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2008, the Company had net capital, as defined, of $115,395, which was $15,395 in excess of its required net capital of $100,000.

E-BROKERAGE, LLC

Supplementary Information - Computation of Net Capital
Under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2008 — *Schedule I*

COMPUTATION OF NET CAPITAL	
Total Member's Equity Qualified for Net Capital	$ 115,730
Deductions	
Non-allowable assets - assets not readily convertible to cash:	
Other assets	335
Net Capital	$ 115,395
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Computation of Aggregate Indebtedness	
Total liabilities	$ 4,000
Aggregate indebtedness	$ 4,000
Minimum Net Capital Requirement - 6.67% of adjusted aggregate indebtedness	$ 267
Net Capital Requirement - under SEC Rule 15c3-1 - greater of minimum net capital requirement or $100,000	$ 100,000
Net Capital in Excess of SEC Rule 15c3-1 Requirement	$ 15,395
Ratio of Aggregate Indebtedness to Net Capital	.035 to 1

The Company is exempt from the provisions of Rule 15c3-3 of the Securities and Exchange Commission as of December 31, 2008 in accordance with Rule 15c3-3(k)(2)(ii).

E-BROKERAGE, LLC

Supplementary Information - Reconciliation Under Rule 17a-5(d)(4) of the Securities and Exchange Commission
December 31, 2008 — *Schedule III*

Reconciliation of Computation of Net Capital

1. Net Captial per Focus Report, Part IIA	$ 118,211
Decrease in receivable from Broker	(1,981)
Reclassification of allowable asset to non allowable asset	(335)
Adjustment for under accrual of expense	(500)
	(2,816)
Net Capital, as defined, per Schedule I	$ 115,395
2. Aggregate indebtedness per Focus Report, Part IIA	$ 3,500
Adjustment for under accrual of expense	500
Aggregate indebtedness per Schedule I	$ 4,000

RAICH ENDE MALTER & CO. LLP
CERTIFIED PUBLIC ACCOUNTANTS

1375 Broadway
New York, New York 10018
212.944.4433
212.944.5404 (fax)
cpa@rem-co.com

90 Merrick Avenue
East Meadow, New York 11554
516.228.9000
516.228.9122 (fax)

330 Fifth Avenue
Suite 1300
New York, New York 10001
212.686.2224
212.481.3274 (fax)

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17A-5

To the Member
E-Brokerage, LLC

In planning and performing our audit of the financial statements of E-Brokerage, LLC (the "Company"), as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Member, management, the SEC, the Financial Industry Regulatory Authority ("FINRA"), and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Raich Ende Malter & Co LLP

RAICH ENDE MALTER & CO. LLP
New York, New York
February 26, 2009